Press Release

New Golf Drives with Technical Highlights from Continental

International Automotive Supplier Benefits from Strong Demand

Hannover/Wolfsburg, October 16, 2003. When the new Golf goes on sale at dealer outlets in the next few days, Continental AG will also benefit from the strong demand for this new model: Volkswagen has opted for many innovative components and systems from the Hannover-based international automotive supplier. In years ahead the order volume will add up to several billion euros.

Continental Temic, for example, supplies the integrated steering electronics for the new direct shift gearbox (DSG) on the fifth generation of this, the world's all-time best-selling auto. In combination with intelligent steering, the double-clutch technology provides fast, comfortable shifting and saves gas. Continental Teves supplies – among other things – the MK60 electronic brake system. It offers all current functions, from ABS to ESP, with hydraulic brake assist.

A portion of the new Golf rolling off the assembly line also come equipped with ContiEcoContact 3 summer tires. They are designed to minimize consumption and help reduce the braking distance, even on wet asphalt. In addition to multiple V-rib belts and timing belts, ContiTech supplies the front-axle suspension-strut mounts too.

The Continental Corporation is a major supplier of brake systems, chassis components, vehicle electronics, tires and technical rubber products. In 2002 the company took in 11.4 billion euros in sales and had around 65,500 employees on its payroll worldwide.

Continental AG
Hannes Boekhoff
Head of Press
Ph.: +49 (0)511 938-12
Fax +49 (0)511-938-10
prkonzern@conti.de

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